UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__________________________)

ALMADEN MINERALS LTD.

_______________________________________________________

(Name of Issuer)

Common Shares

_______________________________________________________

(Title of Class of Securities)

020283107

_______________________________________________________

(CUSIP Number)

Duane Poliquin, 1103-750 W Pender St., Vancouver, B.C., Canada  V6C 2T8

_______________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Communications)

December 14, 2004

________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

CUSIP Number:  020283107

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

James Duane Poliquin

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [   ]

(b)      [   ]

3.

SEC Use Only  ___________________________________________________________

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.

Citizenship or Place of Organization

Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 2,908,337
8. Shared Voting Power - 69,300
9. Sole Dispositive - 2,908,337
10. Shared Dispositive Power - 69,300

11.           Aggregate Amount Beneficially Owned by Each Reporting Person   -2,977,637

12.          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [    ]

13.

Percent of Class Represented by Amount in Row (11)  - 10.0%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP Number:  020283107

Item 1.

Security and Issuer

Common shares of Almaden Minerals Ltd. located at 750 West Pender, Suite 1103, Vancouver, B.C., Canada  V6C 2T8

Item 2.

Identity and Background

(a)  James Duane Poliquin

(b)  750 West Pender, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(c)  Self-employed professional geological engineer, President and Director of Almaden Minerals Ltd.

(d)  No

(e)  No

(f)   Canadian citizen

Item 3.

Source and Amount of Funds or Other Consideration

Personal funds

Item 4.

Purpose of the Transaction

Stock option granted as incentive to increase performance.

Item 5.

Interest in Securities of the Issuer

(a)  2,977,637 (10.0%) including incentive options to acquire 1,316,463 shares

(b)  sole power to vote and direct the vote and dispose or direct the disposition of 2,908,337 shares, shared power to vote or direct the vote and dispose or direct the disposition of 69,300 shares with:

                       Judy Poliquin

                       1987 Acadia Road, Vancouver, B.C.  V6T 1R4

                       Homemaker

                       No convictions in criminal proceedings

                       Not part to a civil proceeding of a judicial or administrative body of competent jurisdiction

                       Canadian citizen

 (c)   02/12/04      gifted 6,000 shares to charity at Cdn. $0.00 per share

        04/30/04       acquired 1,500 shares @ Cdn. $1.70 per share in public market

        04/30/04       acquired 500 shares @ Cdn. $1.75 per share in public market

        05/10/04       acquired 1,500 shares @ Cdn. $1.65 per share in public market

        05/10/04       acquired 1,500 shares @ Cdn. $1.60 per share in public market

        05/10/04       acquired 2,000 shares @ Cdn. $1.50 per share in public market

        07/12/04       exercised 20,000 incentive options into 20,000 shares @ Cdn. $0.30 per share

        07/12/04       sold 20,000 shares @ Cdn. $2.16 per share in public market

        08/05/04       acquired 11.300 shares @ Cdn. $1.751 per share in public market

        08/10/04       acquired 1,200 shares @ Cdn. $1.76 per share in public market

        08/12/04       acquired 2,000 shares @ Cdn. $1.70 per share in public market

        08/12/04       acquired 2,000 shares @ Cdn. $1.65 per share in public market

        08/13/04       acquired 3,500 shares @ Cdn. $1.584 per share in public market

        12/14/04       granted 236,000 incentive options at an exercise price of Cdn. $1.67 per share

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7.

Material to be Filed as Exhibits

N/A

CUSIP Number:  020283107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 1, 2005

DATED:            __________________________

___________

/s/Duane Poliquin

SIGNATURE:  ______________________________________

Duane Poliquin, President

NAME/TITLE:  ___________________________________